                  SECURITIES AND EXCHANGE COMMISSION


                        Washington, DC  20549




                              FORM 11-K




            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934


             For the Fiscal Year Ended December 31, 1996




           CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

                       (Full title of the Plan)



                         CERIDIAN CORPORATION
                        8100 34th Avenue South
                        Minneapolis, MN  55425

               (Name and address of principal executive
             office of the issuer of the securities held
                        pursuant to the Plan)

                          Ceridian Corporation

                      Savings and Investment Plan



Index to Financial Statements, Schedules, and Exhibits


Financial Statements                                   Page Number


Independent Auditors' Report                                2

Statement of Net Assets Available for Benefits
 with Fund Information as of December 31, 1996              3

Statement of Net Assets Available for Benefits
 with Fund Information as of December 31, 1995              4

Statement of Changes in Net Assets Available for
 Benefits with Fund Information for the Year Ended
  December 31, 1996                                         5

Notes to Financial Statements -
  December 31, 1996 and 1995                               6-10


Supplemental Schedules


Schedule 1 - Item 27a - Schedule of Assets Held
               for Investment Purposes                      11

Schedule 2 - Item 27d - Reportable Transactions             12


Signature                                                   13





Exhibits


Exhibit Index                                               14

Exhibit 23 - Consent of Independent Auditors                15

                     INDEPENDENT AUDITORS' REPORT

The Board of Directors and
the Retirement Committee of
Ceridian Corporation:

We have audited the accompanying statements of net assets available for benefits with fund information of the Ceridian Corporation Savings and Investment Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our 1996 audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor's rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/KPMG Peat Marwick LLP

May 19, 1997


                                CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                        Statement of Net Assets Available for Benefits with Fund Information
                                                December 31, 1996
                                              (Dollars in thousands)

                                                                                                          Summit
                          Ceridian  New       Int'l    Capital     New                Equity   Small-Cap   Cash
                          Stock     Horizons  Stock    Apprec.    Income   Balanced   Income    Value    Reserve     Loan     Total
Investments
   Ceridian Corporation
      Common Stock        $ 1,749   $    --   $    --  $    --   $    --   $    --   $    --   $    --   $    --   $    --   $ 1,749


   T. Rowe Price Funds         --      9,810    3,518    2,489     1,419     3,177     7,288     2,524     5,357        --    35,582

   Loans Receivable
      from Participants        --         --       --       --        --        --        --        --        --       800       800

Total Investments           1,749      9,810    3,518    2,489     1,419     3,177     7,288     2,524     5,357       800    38,131


Employer Contributions
   Receivable                 142        586      264      175        68       183       445       285       604        --     2,752


Net Assets Available
   for Benefits           $ 1,891    $10,396  $ 3,782  $ 2,664   $ 1,487   $ 3,360   $ 7,733   $ 2,809   $ 5,961   $   800   $40,883

See accompanying notes to financial statements.





                                         CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                                Statement of Net Assets Available for Benefits with Fund Information
                                                        December 31, 1995
                                                     (Dollars in thousands)

                         Ceridian    New      Int'l   Capital   Prime     New                 Equity   Small-Cap
                          Stock    Horizons   Stock   Apprec.   Reserve   Income   Balanced   Income     Value      Loan     Total
Investments
   Ceridian Corporation
      Common Stock      $ 1,483    $    --    $   --  $   --   $    --   $   --    $   --     $   --    $    --    $   --   $ 1,483


   T. Rowe Price Funds       --      2,891     1,079     733     2,961      696       739      2,898        661        --    12,658

   Loans Receivable
      from Participants      --         --        --      --        --       --        --         --         --       272       272

Total Investments         1,483      2,891     1,079     733     2,961      696       739      2,898        661       272    14,413


Cash                         21         --        --      --        --       --        --         --         --        --        21

Employer Contributions
   Receivable               162        220       117      77       306       38        81        206         93        --     1,300


Net Assets Available
   for Benefits         $ 1,666    $ 3,111    $1,196  $  810   $ 3,267   $  734    $  820     $3,104    $   754    $  272   $15,734

See accompanying notes to financial statements.




                                           CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                                Statement of Changes in Net Assets Available for Benefits with Fund Information
                                                For the Year Ended December 31, 1996
                                                       (Dollars in thousands)

                                                                                                              Summit
                          Ceridian    New     Int'l  Capital    Prime     New              Equity  Small-Cap   Cash
                            Stock   Horizons  Stock  Apprec.   Reserve   Income  Balanced  Income    Value    Reserve  Loan   Total

Participant Contributions  $  672   $  2,020  $  994  $  635   $    --   $  316  $   693   $1,591  $    917   $2,487   $ --  $10,325

Employer Contributions        244        870     391     259        --      105      278      658       406    1,002     --    4,213

Net Change in Fair Value
 Including Realized
 Gain (Loss)                  (49)       173     281      61        --      (41)     217      610       230       --     --    1,482

Investment Income
   Dividends                   --        935      93     244        --       80      136      430       124      236     --    2,278
   Interest                    --         --      --      --        --       --       --       --        --       --     39       39

      Total Additions         867      3,998   1,759   1,199        --      460    1,324    3,289     1,677    3,725     39   18,337

Withdrawals by
 Participants                 200        539     336     182        --       69      188      425       125      698     33    2,795

Net Increase (Decrease)
 prior to Transfers           667      3,459   1,423   1,017        --      391    1,136    2,864     1,552    3,027      6   15,542

Net Transfers from Other
 Plans                         --      3,265     942     753        --      409    1,501    1,414        --    1,252     71    9,607

Interfund Transfers          (442)       561     221      84    (3,267)     (47)     (97)     351       503    1,682    451       --

 Increase (Decrease) in
  Net Assets Available
  for Benefits                225      7,285   2,586   1,854    (3,267)     753    2,540    4,629     2,055    5,961    528   25,149

Net Assets Available for
 Benefits:
Beginning of Year           1,666      3,111   1,196     810     3,267      734      820    3,104       754       --    272   15,734

End of Year                $1,891   $ 10,396  $3,782  $2,664   $    --   $1,487  $ 3,360   $7,733  $  2,809   $5,961   $800  $40,883

See accompanying notes to financial statements.


              CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                      Notes to Financial Statements
                       December 31, 1996 and 1995

(1)  Summary of Significant Accounting Policies


     (a)  Basis of Presentation and Use of Estimates


          The accompanying financial statements of the Ceridian Corporation Savings and Investment Plan (the "Plan") have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     (b)  Custodian of Investments


          Under the terms of a trust agreement between T. Rowe Price Trust Company (the "Trustee") and Ceridian Corporation (the "Company"), the Trustee holds, manages, and invests contributions to the Plan and income therefrom in funds selected by the Company's Retirement Committee to the extent directed by participants in the Plan. The Trustee carries its own banker's blanket bond in excess of $50,000,000 insuring against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.

     (c)  Investments


          Investments are stated at their approximate fair value. Investments in the Company's common stock are valued at prices published in the New York Stock Exchange Composite Transaction listing. Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Loans receivable from participants are valued at principal amount plus accrued interest which approximates fair value. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program. Purchases and sales of securities are recorded on a trade date basis.

     (d)  Costs and Expenses


          All costs and expenses of administering the Plan are paid by the Company and affiliated companies which have adopted the Plan ("Adopting Affiliates").

            CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                      Notes to Financial Statements
                       December 31, 1996 and 1995

 (2) Description of the Plan


     The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code, which includes provisions under
     Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant's compensation to the Plan on a pre-tax basis through payroll deductions. The Plan was initiated on January 1, 1995 for the benefit of employees of the Company and Adopting Affiliates who are U.S. citizens or resident aliens paid under the U.S. domestic payroll system but are not participants in any qualified defined benefit plan maintained by the Company. The terms of the Plan are intended to be similar to the terms of the Ceridian Corporation Personal Investment Plan, except that the Plan provides for a higher level of employer matching contributions in lieu of participation in a defined benefit plan, and the Plan provides for vesting over a five-year period of Company performance-based matching contributions. Eligible employees who were participants in the Ceridian Corporation Personal Investment Plan became participants in this Plan at its initiation. The Plan is administered by the Company's Retirement Committee, which is appointed by the Chief Executive Officer of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(3)  Participant Accounts and Vesting


     The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant's account is credited with the participant's contributions and allocations of any employer contributions and Plan earnings, less loans and withdrawals, based on the direction of the participant. Participants are immediately vested in their pretax contributions and employer basic matching contributions, plus actual earnings thereon. A participant whose employment terminated before his or her normal retirement date (age 65) for reasons other than death or disability will acquire a vested interest in performance-based matching contributions by the Company and Adopting Affiliates in accordance with the following schedule:

                                        Vested
              Years of Employment       Interest

            Less than 2 years              0%
            2 years                       40%
            3 years                       60%
            4 years                       80%
            5 or more years              100%

     Any forfeitures of unvested interests will be used to reduce the obligation of the Company and Adopting Affiliates to make future performance-based matching contributions.

            CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                      Notes to Financial Statements
                       December 31, 1996 and 1995

(4)  Contributions


     Participants may direct their employer to contribute to the Plan on their behalf through payroll deduction from 1% to 17% of their compensation in any pay period, subject to certain limitations. During 1996 and 1995, the Plan administrator, in accordance with the terms of the Plan, limited payroll deduction contributions on behalf of highly compensated participants to 8% of their compensation. The Internal Revenue Code limited the total salary deferral contributions of any participant during the 1996 Plan year to $9,500, and provided that no participant may make salary deferral contributions to the Plan from pay in excess of $150,000. These amounts are subject to periodic adjustment for increases in the cost of living in accordance with Treasury regulations. In addition, for 1996, the Company and Adopting Affiliates made basic monthly matching contributions totaling $1,462,000 and declared a year-end performance matching contribution of $2,751,000. The basic monthly matching contributions in 1996 were determined on the basis of 25% of a participant's salary deferral contributions, up to a maximum of 6% of compensation, and required the satisfaction of no performance criteria. The year-end performance-based matching contribution resulted from the achievement of certain Company economic performance criteria and amounted to 50% of a participant's salary deferral contributions during 1996, up to a maximum of 6% of compensation, for participants who were employees on December 31, 1996.

(5)  Withdrawals


     Participants who are still employed by the Company or one its Adopting Affiliates may only withdraw from their Plan account for "financial hardship," as defined by federal regulations, for total disability, or if the participant is 59 1/2 years old. Withdrawals are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death.

(6)  Loans


     Participants may borrow up to 50 percent of their salary deferral contributions and investment earnings on those contributions. Any loan must be in a multiple of $100, be at least $1,000, and not be more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made. Participants may not have more than two short-term (maturity of five years or less) loans and one long-term (maturity over five and not to exceed ten years) loan outstanding. The interest rate is set by the Plan administrator and is based on the prime interest rates charged by major national banks. Each loan is approved by the Plan administrator or a delegate, and the Plan Trustee maintains a loan receivable account for any participant with an outstanding loan.

            CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                      Notes to Financial Statements
                       December 31, 1996 and 1995

(7)  Description of Investment Programs


     The participant may direct contributions, in multiples of one percent, to any or all of the funds:

     (a) Ceridian Stock Fund - Funds are invested in common stock of Ceridian Corporation. Funds representing fractional shares remain in cash or short-term accounts.

     (b) New Horizons Fund - This is a T. Rowe Price mutual fund which invests primarily in common stocks of small, rapidly growing companies to seek long-term growth of capital.

     (c) International Stock Fund - This is a T. Rowe Price mutual fund which invests primarily in equity and equity-related securities of established non-U.S. companies for long-term growth of capital and income.

     (d) Capital Appreciation Fund - This is a T. Rowe Price mutual fund which invests primarily in common stocks and related securities of established companies that are considered undervalued to maximize long-term capital appreciation.

     (e) New Income Fund - This is a T. Rowe Price mutual fund which invests primarily in income-producing, investment-grade corporate and government debt securities to provide a high level of income over time, consistent with preservation of capital.

     (f) Balanced Fund - This is a T. Rowe Price mutual fund which invests primarily in a diversified portfolio of common stocks and bonds to provide long-term capital appreciation combined with income.

     (g) Equity Income Fund - This is a T. Rowe Price mutual fund which invests primarily in dividend paying common stocks, particularly of established companies, to provide high dividend income and long-term capital appreciation.

     (h) Small-Cap Value Fund - This is a T. Rowe Price mutual fund which invests primarily in small capitalization stocks that appear undervalued by various measures to provide long-term capital appreciation.

     (i) Summit Cash Reserve Fund - This is a T. Rowe Price money market fund which invests primarily in high quality, money market securities to provide preservation of capital, liquidity and high current income.

            CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                      Notes to Financial Statements
                       December 31, 1996 and 1995

(8)  Number of Participants


     The number of participants in each investment program as of December 31, 1996 and 1995 is as follows:


                                             1996       1995


         Ceridian Stock Fund                   609        516
         New Horizons Fund                   1,435        601
         International Stock Fund              955        440
         Capital Appreciation Fund             674        314
         New Income Fund                       440        190
         Balanced Fund                         774        307
         Equity Income Fund                  1,165        591
         Small-Cap Value Fund                  833        369
         Summit Cash Reserve Fund            1,548          -
         Prime Reserve Fund                      -        837



     The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one of the funds.

(9)  Income Tax Status


     The Plan received a favorable determination letter regarding the Plan's tax qualification dated May 8, 1997 from the Internal Revenue Service stating that the Plan qualifies under the provisions of
     Section 401(a) of the Internal Revenue Code, and that the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the Code. Contributions to the Plan will not be included in the participant's taxable income for federal and, in most states, state income tax purposes until distributed or withdrawn. Each participant's portion of earnings from the investments made with contributions under the Plan, generally are not taxable until distributed or withdrawn.

(10) Party-in-interest


     T. Rowe Price Trust Company, as Trustee, is a party-in-interest with respect to the Plan. In the opinion of the Trustee, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under ERISA section 408(b).

(11) Net Transfers from Other Plans


     Net transfers from other plans of $9,607,000 are due to the transfer into the Plan of the accounts of participants in plans of certain Adopting Affiliates, principally Tesseract Corporation ($6,383,000) and Minidata Services, Inc. ($1,375,000).

                                                               Schedule 1

            CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                   Item 27a - Schedule of Assets Held
                         for Investment Purposes
                            December 31, 1996
                         (Dollars in thousands)


                                    Shares or          Fair Market
       Description                  Face Value  Cost      Value


Ceridian Stock Fund

Ceridian Corporation* Common Stock   43,174    $ 1,672   $ 1,749




T. Rowe Price Mutual Funds**


New Horizons Fund                   450,624      9,300     9,810

International Stock Fund            254,920      3,207     3,518

Capital Appreciation Fund           171,987      2,437     2,489

New Income Fund                     159,654      1,417     1,419

Balanced Fund                       219,427      2,925     3,177

Equity Income Fund                  323,320      6,418     7,288

Small-Cap Value Fund                129,061      2,277     2,524

Summit Cash Reserve Fund          5,357,008      5,357     5,357

Loan Fund

Loans Receivable from Participants      ---        800       800
(Range of interest rates 5.8%
  to 10.0%)

                                               $35,810   $38,131


 *Represents party-in-interest.

**The Plan invests in T. Rowe Price mutual funds through T. Rowe Price
   Trust Company, which is a party-in-interest.

See Independent Auditors' Report

                                                                 Schedule 2


              CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

                     Item 27d - Reportable Transactions

   Series of Transactions in the Same Security Exceeding 5% of Plan Assets
                      at the Beginning of the Plan Year

                        Year Ended December 31, 1996


  Identity of Party        Total          Total
      Involved/         Dollar Value   Dollar Value     Net Gain
Description of Asset    of Purchases     of Sales       or (Loss)


Ceridian Stock Fund*      $ 992,947    $   681,489     $  188,235

T. Rowe Price
  New Horizons Fund*      7,307,184        583,011         65,852

T. Rowe Price
  International Stock
   Fund*                  2,507,967        360,464         30,217

T. Rowe Price
  Capital Appreciation
   Fund*                  1,972,303        286,781         15,905

T. Rowe Price
  New Income Fund*          965,857        203,799         (2,316)

T. Rowe Price
  Balanced Fund*          2,611,407        402,663         11,611

T. Rowe Price
  Equity Income Fund*     4,244,152        482,444         61,009

T. Rowe Price
  Small-Cap Value Fund*   1,742,694        116,246         11,239

T. Rowe Price
  Summit Cash Reserve
   Fund*                  7,147,855      1,753,363             --

T. Rowe Price
  Prime Reserve Fund*             7      2,960,407             --

*Since these transactions are with T. Rowe Price Trust Company, the Plan's trustee, they are with a party-in-interest.


See Independent Auditors' Report


                                SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   CERIDIAN CORPORATION
                                   SAVINGS AND INVESTMENT PLAN


Date: June 26, 1997
                              By:  /s/John A. Haveman
                                   John A. Haveman
                                   Secretary for and Member of the
                                    Ceridian Corporation Retirement
                                    Committee

                               EXHIBIT INDEX
Exhibit   Description                                                Code


23        Consent of Independent Auditors                             E

99.1      Ceridian Corporation Savings and Investment Plan
          1995 Revision as amended through May 10, 1996
          (Incorporated by reference to Exhibit 99 to the
          Ceridian Corporation Savings and Investment Plan
          Annual Report on Form 11-K for the year ended
          December 31, 1995)                                          IBR

99.2      Ceridian Corporation Savings and Investment Plan -
          Fourth Declaration of Amendment                             E

99.3      Ceridian Corporation Savings and Investment Plan -
          Fifth Declaration of Amendment                              E

99.4      Ceridian Corporation Savings and Investment Plan -
          Sixth Declaration of Amendment                              E

99.5      Ceridian Corporation Savings and Investment Plan -
          Seventh Declaration of Amendment                            E



Legend:   (E)   Electronic Filing
        (IBR)   Incorporated by reference from previous filing